UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 3, 2014

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Celsus Therapeutics PLC

Celsus Therapeutics plc Announces Pricing of Public Offering of American Depositary Shares (ADSs) and Listing on the NASDAQ Capital Market

On January 30, 2014, Celsus Therapeutics Plc (the “Company”) announced the pricing of its public offering of 1,333,333 American Depository Shares (“ADSs”) on the NASDAQ Capital Market at a price of $6.00 per ADS. Celsus also granted the underwriter a 30-day option to purchase 200,000 additional ADSs at the public offering price to cover over-allotments, if any. On February 3, 2014, the underwriter notified the Company that it had exercised its over-allotment option to purchase 200,000 additional ADSs at the public offering price. The gross proceeds from this offering, including from the exercise of the over-allotment option, before underwriting discounts and commissions and other offering expenses, are expected to be approximately $9,200,000. The offering is expected to close on or about February 5th, 2014, subject to customary closing conditions. In connection with this offering, the Company received approval to list its ADSs on the NASDAQ Capital Market under the ticker symbol “CLTX.” In connection with its listing on the NASDAQ Capital Market, the ADSs ceased trading on the OTCQB.

Exhibits

99.1	Press release dated January 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer Date: February 3, 2014